Form FP-NMA

Application Contact Information

Provide the following information for the person who will be the primary contact for the Funding Portal ("FP") Applicant during FINRA's review of the Funding Portal - New Member Application ("FP-NMA"). Note that this is the person to whom FINRA will direct application-related questions and correspondence.

Contact person

First name	Ronald
Last name	Parker
Email address	ron@hmxnyc.com
Phone number	845-208-1596

I. General Information

Provide the following business information regarding the FP Applicant:

a.	Full Name of FP Applicant:	Hospitality Multiple
b.	SEC File No. :	
c.	Any Other Name(s) Under Which Business Is or Will Be Conducted:	HMx
d.	Business Address:	132 West 31st Street, 9th Floor , NY NY 10001
e.	All Website Addresses Where Business Is or Will Be Conducted:	hospitalitymultiple.com
f.	Legal Status of FP Applicant (e.g., Corporation, Limited Liability Company ("LLC"), Partnership, Sole Proprietorship, or Other):	LLC
g.	State/Country of Formation:	Delaware
h.	Date of Formation:	04/07/2021

i.   **Attach** corporate or analogous formation documents of the FP Applicant, and any amendments thereto.

II. Ownership

a.   Is the FP Applicant's completed SEC Form Funding Portal accurate?

☒ Yes ☐ No

Provide a detailed explanation of any changes. (The FP Applicant is also reminded to file an updated SEC Form Funding Portal with the SEC and to provide a copy of such to FINRA.)

b.   **Attach** an organizational chart depicting: (i) the direct and indirect ownership structure and percentage interests in the FP Applicant held by entities and individuals; and (ii) any subsidiaries of the FP Applicant.

III. Associated Persons

a. Executive Officers
Provide the names and CRD Numbers of the individuals performing the following roles or their functional equivalents:

Full Name	CRD Number (if applicable)	Officer's Email Address
Ronald D. Parker		Ron@hmxnyc.com
Ronald D. Parker		Ron@hmxnyc.com
Ronald D. Parker		Ron@hmxnyc.com
Ronald D. Parker		Ron@hmxnyc.com
Sam Bakhshandehpour	158368	Sam@hmxnyc.com

i. Chief Executive Officer:
ii. Chief Financial Officer:
iii. Chief Operations Officer:
iv. Chief Compliance Officer:
v. Executive Representative:

b. Supervisory Personnel
Attach an organizational chart depicting the FP Applicant's supervisory personnel and reporting lines.
Attachment(s): Springboard Org Chart , HMx Org Chart and Support Services

IV. Activities, Procedures, and Controls

a. Business Model and Activities
Provide a detailed written description of the FP Applicant's business model. Include, at a minimum, a description of:
i. the forms of compensation that will be paid to the FP or its associated persons;
ii. any referral fees or transaction based compensation that the FP or associated persons will pay to others;
iii. the types of securities to be presented to investors;
iv. any limitations on the types of issuers that will be presented;
v. how issuers will be presented to investors (e.g., website, social media platform); and
vi. the type and scope of any other business activities the FP Applicant intends to conduct.

> Items i, ii, iii, iv, v and vi are described in our Business Model and Activities Summary

b. Recordkeeping
Describe in detail the recordkeeping policies, procedures and systems to be used by the FP Applicant.

> Our record keeping policies, procedures and systems are described in our Manual of Policies and Procedures

c. **Attach** the FP Applicant's written procedures. The written procedures must address, at a minimum, the following subjects:
i. Communications with the public;
ii. Collection, retention, protection and review of investors' information;
iii. Criteria for limiting, highlighting and sorting offerings on the FP Applicant's platform;
iv. Disclosure requirements;
v. Due diligence;
vi. Investor education and affirmation; and
vii. Supervision.
See attached Manual of Policies & Procedures

Please ensure that the written procedures clearly state:
i. Who: the identification of the person responsible for conducting the subject procedure;
ii. What: a description of the specific procedure that is to be conducted by the person responsible;

        iii.   When: a statement as to when or how often the specific procedure is to be conducted; and

        iv.   How evidenced: a statement as to how the FP Applicant will evidence the fact that the procedure has been conducted.

    d.   Restricted or Prohibited Activities

The federal securities laws prohibit FPs from certain conduct, including: offering investment advice or recommendations; soliciting purchases, sales, or offers to buy the securities offered or displayed on its website or portal; compensating employees, agents, or other persons for such solicitation or based on the sale of securities displayed or referenced on its website or portal; holding, managing, possessing, or otherwise handling investor funds or securities; and any other activities prohibited by the SEC.

        i.   **Attach** a signed statement, executed by an FP Applicant's officer (or functional equivalent) that procedures are in place to adhere to such prohibitions and that the FP Applicant's officers (or functional equivalents) are responsible for and maintain a system of controls and supervision to ensure compliance.

        ii.   **Attach** written procedures addressing how the FP Applicant will comply with the prohibitions. (The written procedures must clearly provide the information outlined above regarding who, what, when, and how evidenced.)

        See attached Manual of Policies and Procedures

V.   Systems, Facilities, and Contractual Relationships

    a.   Systems

        i.   Describe the operational systems the FP Applicant will use to conduct its business and the controls (e.g., change management, limitations on access to underlying data) to be utilized for such systems.

> CEO and Chief Compliance Officer to have full control over permission settings for Hospitality Multiple funding portal user accounts and privelages

        ii.   Provide the address and log-in credentials for the FP Applicant's site for use by staff in evaluating the operational readiness of the funding portal platform.

        Address (URL):   https://hmxnyc.new.crowdengine.com/users/sign_in?redirect_to=%2Fadmin

        User Name: ron@hmxnyc.com

        Password: k32@As$62QuO

    b.   Business and Contractual Relationships

Describe the business and contractual relationships the FP Applicant will maintain to conduct its business activities. This should include, without limitation and as applicable, descriptions of the following relationships:

        i.   Banks; Chase Bank - Operating Account, Payroll Account & Savings Account ; www.chase.com

        ii.   Broker-Dealers; None

        iii.   Clearing corporations; None

        iv.   Service bureaus; None

        v.   Escrow agents; North Capital ; www.northcapital.com

        vi.   Transfer agents; and None

        vii.   Technology service providers. Crowd Engine; crowdengine.com

    c.   **Attach** copies of any contracts or agreements relating to the relationships described above.

d. **Attach** copies of any other contracts or agreements entered into by the FP Applicant for the performance by another party of any functions identified as prohibited activities in the SEA definition of "funding portal" as enumerated in SEA Section 3(a)(80)(A) through (E) (e.g., offering investment advice or recommendations; soliciting purchases, sales or offers to buy the securities offered or displayed on the FP Applicant's website or portal; holding, managing, possessing, or otherwise handling investor funds or securities).

e. Will the FP Applicant use pre-dispute arbitration agreements?
☒ Yes ☐ No

VI. Funding

a. Source of Funding
    i. Use the spreadsheet below to identify all persons or entities that have contributed equity capital or debt financing to the FP Applicant's business and provide information regarding the type of capital or financing.

Date	Name of Funding Source	Funding Type (e.g., debt, equity)	Amount	Transfer Instrument (e.g., wire, check)
04/23/2021	Ronald Parker	Equity	$200,000.00	Wire Transfer
10/04/2021	Ronald Parker	Equity	$100,000.00	Wire Transfer

    ii. **Attach** documentation reflecting all funding/capitalization of the FP Applicant.   The documentation provided to reflect funding/ capitalization should include:
        1. For each source of funding: bank statements, checks, wire instructions (or the equivalent), audited financial statements, or other evidence demonstrating the funding source's ability to make such contribution.
        2. For the FP Applicant: bank statements, checks, or wire instructions (or the equivalent) covering each month that funds were deposited into the Applicant's account(s).

b. Ongoing Operations
    i. **Attach** a copy of any expense sharing agreement to be utilized by the FP Applicant. -None

    ii. Describe plans for the FP Applicant's additional funding, should such funding become necessary in the future.

    > The FP has no plans for additional funding, beyond additional amounts the existing shareholders choose to advance. If the FP needs additional capital , it will seek to raise funds from borrowing or raising equity capital.

VII. Disclosure Information

a. Is the FP Applicant or any persons associated with the FP Applicant the subject of a pending, adjudicated, or settled regulatory action or investigation by the SEC, the Commodity Futures Trading Commission, a federal, state, or foreign regulatory agency, or a self-regulatory organization; an adjudicated, or settled investment-related private civil action for damages or an injunction; or a criminal action (other than a minor traffic violation) that is pending, adjudicated, or that has resulted in a guilty or no contest plea?
☐ Yes ☒ No

For each associated person subject to such an event, provide below their name and CRD Number as well as a brief description of the event(s), the date(s) of the event(s) and the role of the associated person with the FP Applicant.

Name	CRD Number (if applicable)	Description of the Event	Date of the Event	Role with FP Applicant

b.   For any person identified above, provide a detailed description of the FP Applicant's plan for any heightened supervision of that person's activities. In the alternative, **attach** a copy of the applicable heightened supervisory procedures.

Designated Signatory

I hereby certify under penalty of perjury under the laws of the United States of America, 28 U.S.C. § 1746, that the foregoing information provided by me on behalf of the FP Applicant is true and correct to the best of my knowledge, information, and belief and that I am legally authorized to make the foregoing certification on behalf of the FP Applicant.

Executed on: October 4th , 2021 .

Print Executive Officer Name: